PROXY STATEMENT


                                  DynCorp

                NOTICE OF 1998 ANNUAL MEETING OF STOCKHOLDERS


The Annual Meeting of Stockholders of DynCorp, a Delaware corporation, will be held at the principal executive offices of the Company, 2000 Edmund Halley Drive, Reston, Virginia, 20191, at 10:00 a.m., Eastern Daylight Time, Wednesday, July 1, 1998, to consider and take action on the following:

  1. Re-election of Dan R. Bannister, Paul G. Kaminski, and David L. Reichardt as Class I directors to serve for three-year terms;

  2. Ratification  of  Arthur   Andersen  LLP  as  independent   public
     accountants for 1998; and

  3. To act on such other business properly before the meeting.

Your Board of Directors recommends a vote "FOR" re-election of the three directors and "FOR" ratification of the independent public accountants.

Voting cards must be mailed in the enclosed envelope. They must reach the addressee no later than the close of business, Friday, June 26, 1998, in order for the votes or instructions to be counted.

The voting instructions discussed in this proxy statement are being solicited on behalf of the Board of Directors of the Company. The proxy statement, the voting cards, and the Company's 1997 Annual Report are being distributed on or about May 26, 1998.

                          By Order of the Board of Directors,

                          H. Montgomery Hougen
                          Vice President & Secretary

May 26, 1998

Important: To ensure that your vote is counted at the Annual Meeting, you are urged to sign and return the enclosed voting card today.

                                 PROXY STATEMENT

                                TABLE OF CONTENTS



Question                                                                Page
What is a voting card?....................................................1
What is a proxy statement?................................................1
Who will receive this proxy statement?....................................1
Who can vote?.............................................................1
How can I vote shares in my ESOP or SARP account?.........................1
What happens if I do not vote my ESOP or SARP shares?.....................2
What about my ESPP shares?................................................2
How do I make my vote?....................................................2
How do I mark the voting card?............................................2
Who will count the vote?..................................................2
How many votes are necessary to adopt a proposal?.........................3
Is my vote confidential?..................................................3
What does it mean if I get more than one voting card?.....................3
Who owns the Company's common stock?......................................3
Who pays for this proxy solicitation?.....................................3
How do I receive an Annual Report?........................................4
Can I revoke or change my voting card?....................................4
What directors am I voting on?............................................4
What are independent public accountants?..................................4
What is the purpose of my vote?...........................................5
Who are the other directors?..............................................5
Who are the other officers of the Company?................................6
Are there any agreements regarding voting?................................7
Does the Board of Directors have any standing committees?. ...............7
Who determines executive compensation amounts?............................8
What is the relationship between the members of the
  Compensation Committee and the Company?..................._         ....8
What reports must the Compensation Committee make about compensation?.....8
Are directors paid for their duties?......................................9
Do directors receive other forms of compensation?.........................10
What is the compensation of the named executive officers?.................10
Are there any employment contracts between the named executive            12
  officers and the Company?
What is the Board's policy about stock ownership by executives?...........12
How do employees acquire stock?...........................................12
How does our stock performance compare with others?.......................13
Who are the largest stockholders of the Company?..........................14
How much stock do directors and officers own?.............................14
Have there been any business transactions between any director            15
  or officer and the Company during the past year?
Can I suggest an item for inclusion on next year's proxy statement?.......16

                                 PROXY STATEMENT

                              QUESTIONS AND ANSWERS




What is a voting card?

A voting card is like a written ballot. It is sometimes called a "proxy" card. When you instruct someone to vote your shares in a certain manner, the designated person then acts as your agent or "proxy" in casting your vote or giving your voting instructions.


What is a proxy statement?

This is a proxy statement. When the Company offers you the opportunity to vote as a stockholder or to give voting instructions, it must also give you certain information about the Company and the election. For example, the securities laws require that we furnish you with specific information about stock ownership and executive compensation. Much of that information is in this proxy statement. The balance of the financial and other information which we are required to give you can be found in the Company's 1997 Annual Report, Form 10-K.


Who will receive this proxy statement?

o Persons who own stock in their own names ("record holders") will receive a proxy statement and one or more voting cards, together with an envelope addressed to the Corporate Secretary. Record holders include current and former employees who bought stock in their own names, outside investors, and the ESOP and SARP trusts, which hold stock on behalf of participants in the plans. For record holders known to the Company to be participants in the ESOP, we will send your proxy statement with your ESOP materials.

o Participants in the Employee Stock Ownership Plan ("ESOP") will receive a proxy statement and voting card, together with an envelope addressed to the ESOP's ballot-counting agent.

o Participants in the Savings and Retirement Plan ("SARP") who hold a Company stock account will receive a voting card, together with an envelope addressed to the SARP's ballot-counting agent. We will also send your proxy statement with your ESOP materials.

Who can vote?

All record holders can vote directly when they send in their voting cards. The ESOP Trust and SARP Trust own shares directly and will vote those shares in accordance with voting instructions received from their participants.


How can I vote shares in my ESOP or SARP account?

The ESOP voting card shows the number of shares allocated to your ESOP account as of December 31, 1997. The plan document designates participants as "named fiduciaries", which allows participants to give voting instructions for their shares. The ESOP Trust will count your voting instructions, together with the instructions of all other participants who mail in their voting cards, to determine the proportion of votes "for" or "against" each nominee and the independent public accountants. Then the ESOP Trustees will vote all the shares in the ESOP, including those allocated to the accounts of other participants and those not yet allocated to individual accounts, in the same proportions "for" or "against" the respective matter, unless following the participant instructions would at the time be contrary to the laws governing such trusts, in which case the Trustees will vote the shares in accordance with the law.

The same process applies to your SARP voting card, except that the voting card reflects all the shares held in your SARP account as of the record date.

What happens if I do not vote my ESOP or SARP shares?

The plan documents provide that all shares are to be voted proportionately in the same ratio as votes are cast in actual voting instructions received. If you do not give voting instructions for shares in your account, the other participants who do give instructions will actually instruct the trustees how to vote them for you. On the other hand, if you do vote your shares, your vote will determine the voting of other shares as well, including a proportionate share of unallocated shares and the allocated shares which other participants do not vote.

What about my ESPP shares?

Participants in the Employee Stock Purchase Plan ("ESPP") payroll deduction stock purchase plan have their shares issued directly in their own names and are record holders. They vote shares directly by sending in voting cards.

How do I make my vote?

Mark, sign, and date the enclosed voting card, and return it immediately in the enclosed envelope. If this is a joint account, both owners should sign the card. You should send all the voting cards in the envelope that came with the voting card. It is important to match the voting cards with the right envelopes, because the voting instructions are counted by different parties.

How do I mark the voting card?

If you want to vote for all the three nominees for the Board of Directors, you may check the box marked "FOR".

If you want to vote against an individual candidate, write that person's name on the line below the words "Withhold Authority: (to withhold authority to vote for an individual nominee, write that nominee's name below.)". If you want to vote against all nominees, check the box marked "WITHHOLD AUTHORITY". The words "withhold authority" really mean "against".

If you want to vote for ratification of Arthur Andersen LLP as independent public accountants, you may check the box marked "FOR". If you want to vote against ratification, you may check the box marked "AGAINST".

If you do not mark any selections, your voting card will be voted FOR the election of the three directors. If you check the box marked "ABSTAIN", you are not casting a vote either for or against the matter.

Who will count the vote?

The Corporate Secretary counts the votes of record holders. The ESOP Trust and SARP Trust have hired Chase Mellon National Bank to count ESOP and SARP voting cards. The Trusts will vote the shares at the Annual Meeting.

How many votes are necessary to adopt a proposal?

Each share held by a record holder is equal to one vote. On May 15, 1998, (the "record date"), there were 10,103,948 shares outstanding, and each share carries one vote. So, 3,367,983 shares make up a quorum for the meeting. When a quorum is present, the meeting can carry on business. A majority of the total shares then voted at the meeting is necessary to pass an action. Because the ESOP Trust holds 7,282,222 shares, the mere presence of the Trustee voting those shares will constitute a quorum.

Is my vote confidential?

ESOP and SARP votes are confidential; the ballot-counting agency merely tells the Trustee the number of shares voted for or against a matter. Many record holders have signed the Stockholders Agreement, described below, and the Corporate Secretary must determine whether their votes comply with their obligations under that Agreement.

What does it mean if I get more than one voting card?

You will get an ESOP voting card for your ESOP shares. If you hold stock in the SARP Company stock account, you will also get a SARP voting card for those shares. If you are also a record holder, you will receive a voting card for those shares. Some record holders may receive more than one record holder voting card, because they hold shares in more than one account, such as through a joint account or individual retirement account.

Who owns the Company's common stock?

If all warrants and options to buy shares were exercised and all shares currently deferred under the former Restricted Stock Plan were issued, this is approximately what our ownership would be:

   Owners                                    No. of shares          Percentage

   ESOP Trust                                   7,282,222              62.4%

   SARP Trust                                     385,579               3.3%

   DynCorp directors and officers (1)(2)        2,631,908              22.6%

   Other current or former DynCorp employees      892,791               7.6%

   Outside investors                              473,675               4.1%

   Total                                       11,666,175             100.0%


   1. Does not include approximately 49,311 shares held in the ESOP and SARP Trusts on behalf of directors and officers.
   2. Includes 1,231,952 shares owned by Capricorn Investors, L.P., an investment company controlled by Mr. Winokur, a director.
   3. See tables on pages 14-15 for more information.

Who pays for this proxy solicitation?

The cost of printing and mailing the Annual Report and this proxy statement to ESOP participants plus the cost of tabulating ESOP voting cards will be paid by the ESOP. The costs relating to SARP participants will be paid by the SARP. Remaining costs will be paid by the Company.

How do I receive an Annual Report?

The ESOP is sending Annual Reports to ESOP participants with these proxy statements. Nearly all our stockholders are also ESOP participants. For record holders who are not known to be ESOP participants, the Company is sending an Annual Report directly with this proxy statement. If you have not received an Annual Report through one of these methods, you may call the Corporate Secretary's office at (703) 264-9112, send a request by facsimile to (703) 264-9147, or send a message to him on internal e-mail (Hougen, Monty) or on the internet (hougenm@dyncorp.com).

Can I revoke or change my voting card?

If record holders want to change their vote, they can revoke their voting instructions by: (1) sending a written statement to the Corporate Secretary prior to the Annual Meeting; (2) submitting a properly signed replacement voting card with a later date to the Corporate Secretary; or (3) voting in person at the Annual Meeting. ESOP and SARP participants cannot change their voting instructions.

What directors am I voting on?

The first item on the ballot is the re-election of three directors for three-year terms. The nominees for re-election are:

Dan R. Bannister                                    Director since 1985

Mr. Bannister, age 67, is Chairman of the Board. He served as President of the Company from 1984 until 1997 and as Chief Executive Officer from 1985 until 1997. In February, 1997, he was elected Chairman of the Board; he is an active employee of the Company. He is a director of ITC Training Corporation.

Paul G. Kaminski                                    Director since July, 1997

Mr. Kaminski, age 55, also served as a director of the Company from 1988 until 1994. He is President and Chief Executive Officer of Technovation, Inc. (consulting and investment banking). He served in the United States Department of Defense as Under Secretary of Defense for Acquisition and Technology from 1994 to 1997. He was Chairman and Chief Executive Officer of Technology Strategies & Alliances (strategic partnership consulting) from 1993 to 1994.

David L. Reichardt                                  Director  since 1988

Mr. Reichardt, age 55, has served as Senior Vice President and General Counsel of the Company since 1986. He served as President of Dynalectric Company, a former subsidiary of the Company, from 1984 to 1986 and as Vice President and General Counsel of DynCorp from 1977 to 1984.

Each nominee has consented to serve a three-year term. If any nominee is unable to stand for re-election, the Board of Directors may, by resolution, provide for a lesser number of directors or designate a substitute. In the latter case, shares represented by proxies may be voted for a substitute director.

What are independent public accountants?

Independent public accountants audit the Company's financial each year, to assure that the information contained in the Annual Report is presented in accordance with generally accepted accounting principles. Representatives of the independent public accountants meet regularly with the Audit Committee, and the Audit Committee reviews their reports and findings. Arthur Andersen LLP is one of the largest such firms in the world, and it has provided this service to the Company for nearly 50 years. The Board of Directors has selected the firm to provide audit services to the Company again in 1998, on the advice of its Audit Committee, and recommends that you ratify that selection. Representatives of the independent public accountants are not expected to attend the Annual Meeting.

What is the purpose of my vote?

An affirmative vote of a majority of the shares voted at the meeting is necessary to elect a director, and an affirmative vote for the independent public accountants helps assure the Board that it is making suitable choice of accountants on behalf of the stockholders. Your Board of Directors recommends a vote FOR these nominees and FOR ratification. If a record holder does not send in a voting card or votes "withhold" on a voting card, that will have the same effect as voting against election. However, the ESOP Trust will vote all the shares held by the ESOP Trust, and the SARP Trust will vote all the shares held in the SARP Trust, proportionately in the same ratio as votes are cast in actual voting instructions received.

Who are the other directors? The other current directors are:

T. Eugene Blanchard                                     Director since 1988

Mr. Blanchard, age 67, served as Senior Vice President and Chief Financial Officer from 1979 to February, 1997, when he retired as an employee of the Company. He is the Chairman of the Company's Employee Stock Ownership Plan Committee. He is a director of Landmark Systems Corporation. His current term as a director expires in 2000.

Russell E.  Dougherty                                   Director  since  1989

General Dougherty, age 77, is an attorney with the law firm of McGuire, Woods, Battle & Boothe. He is a retired General, United States Air Force, who served as Commander-in-Chief, Strategic Air Command and Chief of Staff, Allied Command, Europe. From 1980 to 1986, he served as Executive Director of the Air Force Association and Publisher of Air Force Magazine. He was formerly a member of the Defense Science Board; trustee of the Institute for Defense Analysis; and trustee of The Aerospace Corp. His current term as a director expires in 1999.

Paul V.  Lombardi                                       Director  since  1994

Mr. Lombardi, age 56, has served as President and Chief Executive Officer since February, 1997. He served as Chief Operating Officer from 1995 to February, 1997; as Executive Vice President from 1994 to February, 1997; as Vice President 1992 to 1994; as President of Federal Sector 1994 to 1995, and as President of Government Services Group 1992 to 1994. He was Senior Vice President and Group General Manager, Planning Research Corporation from 1990 to 1992. He is a director of Avid Medical Systems, Inc. His current term as a director expires in 2000.

Dudley C. Mecum II                                       Director since 1988

Mr. Mecum, age 63, is a Managing Director of Capricorn Holdings LLC (an investment company). He was a partner, G. L. Ohrstrom & Co., an investment firm, from 1989 to 1997. He served as Group Vice President and Director, Combustion Engineering, Inc. from 1985 to 1988, and previously as Vice Chairman, Peat, Marwick & Mitchell. He is a director of The Travelers Group, Travelers Property and Casualty Inc., Lyondell Petrochemical Company, Vicorp Restaurants Inc., Fingerhut Companies, Inc., Metris Companies Inc., and Suburban Propane Partners LLP. His current term as a director expires in 2000.

Herbert S. Winokur, Jr.                                  Director since 1988

Mr. Winokur, age 54, served as Chairman of the Board from 1988 to February, 1997. He is President, Winokur Holdings, Inc.(an investment company), which is the Managing Partner of Capricorn Investors, L.P. and Capricorn Investors II, L.P. He was formerly Senior Executive Vice President, Member, Office of the President, and Director, Penn Central Corporation. He is a director of ENRON Corporation; NAC Re Corp.; Mrs. Fields Holdings, Inc.; and the WMF Group Ltd. His current term as a director expires in 1999.

Who are the other officers of the Company?

In addition to the above-named directors who are hold offices, the Company's officers are:

* Robert B. Alleger, Jr., age 52, Vice President, Aerospace Technology, has served in that capacity and as President of the Aerospace Technology Strategic Business Unit ("SBU") since 1996. He was Vice President, Systems Support Services, Lockheed Martin Services, Inc. from 1992 to February, 1996 and Vice President, Business Development, GE Government Services, General Electric Company from 1989 to 1992.

* John J. Fitzgerald, age 44, Vice President and Controller, has served in that capacity since July, 1997. He was Vice President and Controller, PRC, Inc. from 1992 to 1997.

* Patrick C. FitzPatrick, age 58, Senior Vice President and Chief Financial Officer, has served as Senior Vice President and Chief Financial Officer since February, 1997. He also served as Treasurer from March to November, 1997. He was Chief Financial Officer, American Mobile Satellite Corporation from 1996 to February, 1997; Senior Vice President and Chief Financial Officer of PRC Inc. from 1992 to 1996; and President and Chief Operating Officer of Oxford Real Estate Management Services from 1990 to 1992.

Paul T. Graham, age 31, Vice President and Treasurer, has served in that capacity since November, 1997. He was Finance Manager of the Company from 1992 to 1994, Assistant Treasurer from 1994 to 1997, and Director of Finance from 1995 to 1997.

H. Montgomery Hougen, age 63, Vice President and Secretary and Deputy General Counsel, has served as a Vice President since 1994 and as Corporate Secretary and Deputy General Counsel since 1984.

* Roxane P. Kerr, age 50, Senior Vice President, Human Resources, has served in that capacity since March, 1998. She was Vice President, Human Resources, LucasVerity Plc from 1993 to 1998, and a private human resources consultant from 1992 to 1993.

* Marshall S. Mandell, age 55, Vice President, Business Development, has served in that capacity since 1994. He has also served as Acting President of the Information and Engineering Technology SBU since September, 1997. He served as Vice President, Business Development, Applied Science Group from 1992 to 1994. He was Senior Vice President, Eastern Computers, Inc. from 1991 to 1992 and President, Systems Engineering Group, Ogden/Evaluation Research Corporation from 1984 to 1991.

* Carl H. McNair, Jr. age 64, Vice President, Enterprise Management, has served in that capacity and as President of the Enterprise Management SBU since 1994. He served as President, Support Services Division from 1990 to 1994. He is a director of Air Methods Corporation.

Ruth Morrel, age 43, Vice President, Law and Compliance, has served in that capacity since 1994. She served as Group General Counsel from 1984 to 1994.

Henry H. Philcox, age 58, Vice President and Chief Information Officer, has served in that capacity since August, 1995. He was Chief Information Officer of the Internal Revenue Service from 1990 to June, 1995.

Richard E. Stephenson, age 62, Vice President, Technology and Government Relations, has served in that capacity since 1994. He served as Vice President Strategic Planning, Government Services Group from 1991 to 1994.

Robert G. Wilson, age 57, Vice President and General Auditor, has served in that capacity since 1985.

     * The officers designated by an asterisk, as well as the officers who are also directors, have been designated as "officers" for purposes of Rule 16a-1, issued under Section 16 of the Securities Exchange Act of 1934.

              SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The Securities Exchange Act requires certain officers and directors to file periodic reports of purchases and sales of the Company's stock to the Securities and Exchange Commission. The Company believes that all required persons filed all required reports under Section 16 of the Act in a timely manner.

Are there any agreements regarding voting?

Under the terms of the New Stockholders Agreement (the "Stockholders Agreement") which was adopted by substantially all management stockholders and expires on March 10, 1999, the management stockholders and outside investors who control approximately 32% of the voting stock on a fully diluted basis agreed to the following procedure for election of directors. Capricorn Investors, L.P. ("Capricorn"), an entity under the control of Mr. Winokur, on behalf of itself and the other outside investors, was entitled to nominate four of the total number of directors; Company management was entitled to nominate four directors; and the two groups would agree on a ninth director, for whom all of the parties have agreed to vote. All of the current directors and the nominees listed above were initially selected by this process. Effective January 23, 1997, Capricorn waived its right to nominate directors, but not its obligation to vote in accordance with the Stockholders Agreement.

Does the Board of Directors have any standing committees?

The Board of Directors has established several standing committees of directors. The description of those committees and their memberships are:

     Audit Committee: Provides oversight and review of the Company's accounting and financial functions and its financial reporting process.

     Business Ethics and Compliance Committee: Oversees the implementation and maintenance of, and assures corporate compliance with, a comprehensive business ethics and legal compliance program.

     Compensation Committee: Reviews, approves, and revises the Company's compensation policies, practices, and plans, including the appropriateness
     of  salary,  incentive  compensation,   stock  option,  and  other  benefit
     payments.

     Executive Committee:  Acts for the Board of Directors between meetings.

     Nominating Committee: Provides the Board of Directors with recommendations concerning the qualifications of potential candidates for membership on the Board. The Committee may, but is not obligated to, consider written suggestions of potential candidates submitted by stockholders.

Membership roster:

Name          Board of           Business
              Directors   Audit   Ethics  Compensation  Executive   Nominating
Mr. Bannister    Chairman                                  *             *
Mr. Blanchard       *               *
Gen. Dougherty      *               *          *
Dr. Kaminski        *            Chairman      *                         *
Mr. Lombardi        *                                      *
Mr. Mecum           *   Chairman    *
Mr. Reichardt       *
Mr. Winokur         *      *                Chairman    Chairman      Chairman

No. of meetings     4      2        3          2           14            0
     in 1997

Each director attended at least 75% of the meetings of the Board of Directors and at least 75% of the various committees on which he served.

Who determines executive compensation amounts?

The Compensation Committee of the Board of Directors sets policies and rates for executive compensation. The members of the Compensation Committee during 1997 were: Mr. Winokur, Chairman of the Committee; General Dougherty; Mr. Mecum; and Dr. Kaminski.

What is the relationship between the members of the Compensation Committee and the Company?

None of the members of the Compensation Committee are, or were, current or former employees of or have a business or other relationship with the Company, except for Mr. Winokur. See page 16 below for the description of transactions involving Mr. Winokur and the Company. No executive officer of the Company serves on the board of directors or compensation committee of any entity (other than subsidiaries of the Company) whose directors or executive officers served on the Board of Directors or Compensation Committee of the Company.

What reports must the Compensation Committee make about compensation?

     The following comments and several tables in this proxy statement pertain to certain "named executive officers". For this proxy statement, that term applies to Mr. Lombardi, President and Chief Executive Officer; Mr. Bannister, Chairman of the Board; Mr. Reichardt, Senior Vice President and General Counsel; Mr. FitzPatrick, Senior Vice President and Chief Financial Officer; and Mr. Mandell, Vice President, Business Development and Acting President, Information & Engineering Technology business unit.

What is our compensation philosophy?

Our compensation programs have been carefully designed to motivate our management team to create and maximize stockholder value. The linking of executive compensation with the returns realized by our stockholders has proven to be instrumental to our continued growth and performance. Our Compensation Committee consists of three independent non-employee directors who have the primary responsibility to administer executive compensation programs, policies and practices. DynCorp's executive compensation program consists of three elements: base pay, an annual incentive program, and a long-term incentive compensation program. The mix of short- and long-term incentives is continually reviewed to assure the proper linkage between executive rewards and stockholder returns.

How do we determine base pay?

The base pay of our executives is determined by individual performance and comparisons to executive compensation in the service, information technology, and general industry businesses.

How are annual bonuses determined?

The purpose of annual bonuses is to motivate and reward key executives for their achievement of pre-established, measurable objectives that have significant and direct impact on the overall success of the company and its business. At the beginning of the year, company and unit financial objectives, individual objectives, and target incentive award levels are established and confirmed in writing for each participant. At the conclusion of the year, the achievement of the specified financial objectives and individual objectives are scored and weighted for each participant according to established formulae to determine the actual bonus amount to be awarded.

How is compensation used to focus management on long-term value creation?

Stock options are granted by the Company to aid in the retention of key employees and to align the interests of management employees with those of the stockholders. Stock options have value for management employees only if the price of the Company's stock increases above the fair market value on the grant date and the employee remains in the Company's employ for the period required for the stock option to be exercisable, thus providing an incentive to remain in the Company's employ. Additionally, stock options directly link a portion of the management employee's compensation to the interests of stockholders by providing an incentive to maximize stockholder value.

                                          By the Compensation Committee:
                                               Herbert S. Winokur, Chairman
                                               Russell E. Dougherty
                                               Paul G. Kaminski


Are directors paid for their duties?

Directors who are employees of the Company or a subsidiary do not receive any additional compensation for their services as directors.

Directors who are not employees of the Company receive an annual retainer of $16,500 and an attendance fee of $1,000 for each meeting they attend, They also receive reimbursement for related travel expenses. Members of the Executive, Audit, and Business Ethics and Compliance Committees receive an annual retainer of $2,750 for serving on the committees and an attendance fee of $500 for each meeting they attend. In 1997, non-employee directors received $157,785 in retainers and fees, as a group.

Do directors receive other forms of compensation?

Directors may also receive stock options under the Company's 1995 Stock Option Plan, discussed below. The Board awarded 5,000 stock options to Dr. Kaminski in 1997, at an exercise price of $20.00 per share. Non-employee directors do not participate in other current benefit plans of the Company.

Because directors of the Company can incur personal liability for activities in connection with Company business, the Company purchases insurance to cover claims against its directors and officers and losses for the Company's indemnification of directors and officers as required or permitted by law. The directors and officers covered are the directors and officers of the Company and its subsidiaries. There is no allocation or segregation of the premium as regards specific subsidiaries or individual directors and officers.

What is the compensation of the named executive officers?

                              SUMMARY COMPENSATION TABLE


                                                        Long Term
                                                       Compensation
                               Annual compensation        Awards

                                                Other    Securities
                                                annual   underlying
                                                compen-  options/   All other
Name and principal              Salary   Bonus  sation   SARs      compensation
position                  Year    ($)    ($)(1)   ($)     (#)          ($) (2)
        (a)               (b)     (c)     (d)     (e)     (f)          (i)

Paul V. Lombardi          1997  332,789  160,000  177      --           49,592
   President & Chief      1996  279,614  148,000   --    90,000         50,974
   Executive Officer      1995  257,071  105,900   --    40,000         47,749

Dan R. Bannister          1997  275,481    --     174      --           55,698
   Chairman of the Board  1996  326,105  235,000   --   100,000         66,132
   (formerly President &  1995  325,853  165,000   --    65,000         67,060
   Chief Executive Officer)

David L. Reichardt        1997  245,082   90,000  244      --           45,712
   Senior Vice President  1996  219,464   99,000   --    75,000         41,780
   & General Counsel      1995  206,008   88,300   --    25,000         40,497

Patrick C. FitzPatrick    1997  241,933   90,000   --   100,000         37,690
   Senior Vice President  1996    --        --     --      --               --
   & Chief Financial      1995    --        --     --      --               --
   Officer

Marshall S. Mandell       1997  204,248   73,300  364      --           28,326
   Vice President,        1996  179,246   80,000         30,000          9,182
   Business Development   1995  157,705   65,000         12,500          7,066


     (1) Column (d) reflects bonuses earned and expensed during year, whether paid during or after such year. Since 1996, 20% of executive bonuses have been paid in shares of Common Stock, valued at then-current market value.
     (2) Column (i) includes individual's pro rata share of the Company's contribution to the ESOP and SARP and the Company-paid portion of group term and supplemental executive retirement plan insurance premiums. These amounts are:


              ESOP contributions     SARP contributions    Insurance Premiums
                      ($)                ($)                 ($) (1)
Name            1997    1996   1995   1997  1996  1995  1997     1996     1995

Mr. Lombardi    4,197  5,075  4,632  2,850   900    --  42,545  44,999  43,117
Mr. Bannister      --  5,075  4,632  3,800 1,250    --  51,898  59,807  62,428
Mr. Reichardt   4,197  5,075  4,632  1,269   913    --  40,246  35,792  35,865
Mr. FitzPatrick 4,197     --     --  1,267    --    --  32,227      --      --
Mr. Mandell     4,197  5,075  4,632  2,361 1,306    --  21,768   2,801   2,434


     (1) Includes supplemental executive retirement plan insurance and term life insurance premium, the premium for which is computed according to Internal Revenue Service tables.

                        OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                           Potential realizable
                                                             value at assumed
                                                          annual rates of stock
                                                          price appreciation for
                           Individual Grants                    option term

             Number of   Percent of total
             securities   options/ SARs  Exercise
             underlying    granted to    or base
            options/SARs  employees in   price   Expiration
Name        granted (#)   fiscal year   ($/Share)   date     5% ($)     10% ($)
(a)             (b)         (c)             (d)     (e)       (f)         (g)

Mr. Lombardi     0          n/a            n/a      n/a       n/a         n/a
Mr. Bannister    0          n/a            n/a      n/a       n/a         n/a
Mr. Reichardt    0          n/a            n/a      n/a       n/a         n/a
Mr. FitzPatrick 50,000     }69%           19.00     2/3/04  386,745     901,281
                50,000     }              20.00   11/24/04  407,100     848,717
Mr. Mandell      0          n/a            n/a      n/a       n/a         n/a


                 AGGREGATED OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR
                               AND FY-END OPTION/SAR VALUES

                                    Number of securities   Value of unexercised
                                   underlying unexercised in-the-money options/ options/SARs at fiscal SARs at fiscal year-
                                       year-end (#)        end ($)

                Shares       Value
              acquired on   realized   Exercisable/            Exercisable/
 Name         exercise (#)    ($)     Unexercisable            Unexercisable
  (a)            (b)          (c)         (d)                       (e)


Mr. Lombardi     --           --    34,000    96,000       126,600     302,400
Mr. Bannister    --           --    46,000   119,000       182,600     398,900
Mr. Reichardt    --           --    25,000    75,000        88,500     226,500
Mr. FitzPatrick  --           --         0   100,000             0      50,000
Mr. Mandell      --           --    11,000    31,500        40,500      98,250




Are there any employment contracts between the named executive officers and the Company?
Except for the change-in-control agreements described below, the Company's executives serve at the pleasure of the Board of Directors.

The Company has entered into change-in-control severance agreements with Messrs. Alleger, FitzPatrick, Lombardi, Mandell, McNair, and Reichardt, (the "Severance Agreements"). Each Severance Agreement provides that certain benefits, including a lump-sum payment, will be triggered if the executive is terminated following a change in control of the Company, unless termination occurs under those circumstances set forth in the Severance Agreements. A change in control would occur if the Company were to be substantially acquired by a new owner or if a majority of the Board of Directors were replaced. The Severance Agreements currently expire on December 31, 1998, but are subject to annual automatic renewal unless terminated by the Board of Directors. The amount of such lump sum payment would be 2.99 times the sum of the executive's annual salary and the average incentive compensation for the three prior years. Other benefits include payment of incentive compensation not yet paid for the prior year and a pro rata portion of incentive compensation awards for the current year, as well as immediate vesting of all unvested stock options. Each Severance Agreement also provides a reduction if the payments exceeds the amount the Company is entitled to deduct on its federal income tax return. The Severance Agreements also provide that the Company will reimburse the individual for legal fees and expenses incurred by the executive as a result of termination.

What is the Board's policy about stock ownership by executives?

In 1995, the Board of Directors established the DynCorp Equity Target Ownership Policy ("ETOP"). The ETOP applies to all corporate officers, including the named executive officers, and all participants in the Company's Executive Incentive Plan and Stock Option Plan. The ETOP implements the Compensation Committee's belief that significant stock ownership by management employees will provide an incentive for those managers to improve stockholder value over the long term. This will benefit the managers as well as all stockholders. The ETOP establishes goals of stock ownership based on individual levels of compensation. It provides that the aggregate value of shares owned by the individuals or held on their behalf in various plans, like the ESOP and SARP, be at least as great as the following multiples of their base annual salary:

      Base salary rate of:                       required value of holdings:
      $300,000 or more                                 3.0 times base salary
      $200,000 to $299,999                             2.5 times base salary
      $100,000 to $199,999                             1.5 times base salary
      less than $100,000                              0.75 times base salary

If an executive subject to the ETOP purchases a block of 1,000 shares or more on the Company's Internal Stock Market in the course of meeting ETOP targets, the purchaser receives a special bonus payment equal to 7 1/2% of the purchase price, which is intended to have the same effect as if the shares had been purchased through the ESPP mentioned below. Shares held on behalf of the individuals in employee benefit plans count toward this calculation.

How do employees acquire stock?

The Company has provided several additional ways for its employees, including the named executive officers and employees subject to the ETOP, to acquire stock.

      The ESOP is the Company's principal retirement program for substantially all its non-union employees. The Company makes regular contributions to the ESOP Trust each year. The ESOP Trust uses these contributions to buy shares of the Company's stock. Shares purchased during the year are allocated, at the end of the year, to the accounts of all participants on the basis of annual compensation. Current contribution levels are approximately 3% of compensation. Vesting in the ESOP occurs over the first four years of employment.

      The SARP is a tax-deferred (401(k)) retirement plan open to substantially all employees. Participants may defer receipt of a portion of their compensation, limited to the maximum amount of $9,500 per year in the case of the named executive officers. The Company contributes such amounts to the Trust on their behalf. The investment options for participants includes a Company stock fund. The Company matches investments in the stock fund. For the first 1% of an employee's pay so invested, the Company contributes an equal amount. For the next 4% of pay so invested, the Company contributes one-fourth of such amount. In 1997, the Trust acquired shares for such investments and the Company-match portion by purchase on the Company's Internal Stock Market. The salary deferral portion is always vested. Vesting in the Company-match portion occurs on the earlier of termination of employment by reason of normal retirement, death, or disability or completion of one year of employment.

      The Executive Incentive Plan ("EIP") is the bonus compensation plan for corporate officers and other key executives, including the named executive officers. As noted above, participants' performance for the year is measured against certain individual criteria and the Company's performance for the year. Following such measurement, the Compensation Committee determines the amount of bonuses payable to the participants. Twenty percent of these EIP payments are made in shares of stock, valued at the then-current market price.

      The ESPP is a tax-qualified employee stock purchase plan. All employees can participate in the ESPP. They may contribute a portion of their salary, at rates not to exceed $450 per week, on an after-tax basis. The contributions are used to purchase stock on their behalf in the Company's Internal Stock Market. The Company contributes an amount equal to 5% of each individual's deferrals to purchase additional shares on their behalf. The purchaser must hold ESPP-purchased shares for at least one year.

      The 1995 Stock Option Plan is a non-qualified (for income tax purposes) stock option plan. Key managers, including the named executive officers, may receive stock options from time to time. A stock option permits them to purchase a certain number of shares over a period of seven years, at the market price in effect at the time of the grant. Options vest in equal increments over the next five years (the next four years for options granted after March 5, 1998), if the participant remains an employee for the full vesting period. When a portion of the option vests, the participant may exercise the option by payment of the exercise price. The difference between the exercise price and the market value of the shares at time of exercise is taxable as salary-type income. If the participant leaves the Company because of normal retirement, death, or disability, all the options vest immediately. Vested options may be exercised over a six to twelve-month period following termination. If employment is terminated for other reasons, unvested options are forfeited.

How does our stock performance compare with others?

The following chart shows a comparison of the theoretical returns on an investment of $100 in Company stock on December 31, 1992, using the valuation price established by the Board of Directors for purposes of the Stockholders Agreement and Internal Stock Market, with a similar $100 theoretical investment in each of the NASDAQ composite index and a composite of 22 other Government technical services companies on the same date. The chart shows the comparable value in dollars of each such investment, as of the end of each of the following five years.

                               Performance Graph

The performance graph shows that the comparable value, as of the dates set forth, for the three theoretical investments of $100 is:

 Date       DynCorp Common    NASDAQ composite   composite of other Government
                Stock             index          technical services companies

 12/31/92      $100                $100                    $100
 12/31/93      $107                $112                    $120
 12/31/94      $136                $108                    $147
 12/31/95      $170                $151                    $226
 12/31/96      $217                $135                    $242
 12/31/97      $229                $226                    $255

Who are the largest stockholders of the Company?

As of May 15, 1998, the Company had 10,103,948 outstanding shares of common stock, which is the only class of voting securities of the Company. The following table presents information as of May 15, 1998, concerning the largest stockholdings, including the only beneficial owners of five percent or more of the outstanding shares of the Company's common stock.

     Name and address of                     Amount & nature of     Percent of
      beneficial owner                           ownership            shares

  DynCorp Employee Stock Ownership Plan Trust    7,282,222            72.1%
  c/o DynCorp                                    Direct (1)
  2000 Edmund Halley Dr.
  Reston, VA  20191-3436

  Capricorn Investors, L.P. (2)                  1,231,952            12.2%
  30 East Elm Street                             Direct
  Greenwich, CT  06830


     (1) The Trust holds these shares for the accounts of approximately 30,400 participants. The Trustees vote the shares in accordance with instructions received from participants.
     (2) Mr. Winokur, a director of the Company, is the President of Winokur Holdings, Inc., which is the managing partner of Capricorn Holdings, G.P., which in turn is the general partner of Capricorn.

How much stock do directors and officers own?

The following table presents information as of May 15, 1998, concerning the beneficial ownership of the Company's common stock by nominees, directors, and named executive officers and all directors and officers as a group, including shares obtainable as a result of exercise of vested options and expiration of deferral periods for Restricted Stock Plan units. Shares include those held on behalf of the individuals in the ESOP and SARP.


                                 Amount & nature of ownership

 Name and title of     Outstanding   Obtainable    Total            Percent of
 beneficial owner        shares       shares (1)                     shares (2)

 D. R. Bannister        259,605        131,711     390,316  Direct      }3.9%
 Chairman of the Board                   9,702       9,702  Indirect
 & Director

 T. E. Blanchard         91,281         31,200     122,481  Direct      }1.3%
 Director                13,819                     13,819  Indirect

 R. E. Dougherty          4,000              0       4,000  Direct        *
 Director

 P. C. FitzPatrick          899        10,000      10,899  Direct        }*
 Senior Vice President    3,382                     3,382  Indirect
 & Chuef Financial
 Officer

 P. G. Kaminski              0             0           0                  *
 Director

 P. V. Lombardi         19,259        52,000         71,259  Direct     }*
 President, Chief        2,535                        2,535  Indirect
 Executive Officer &
 Director

 M. S. Mandell          4,281         17,000         21,281  Direct     }*
 Vice President,        2,469                         2,469  Indirect
 Business Development

 D. C. Mecum II             0              0              0              *
 Director

 D. L. Reichardt       37,657         40,000         77,657  Direct     }*
 Senior Vice President  7,069                         7,069  Indirect
 & Director

 H. S. Winokur, Jr. 1,231,952              0      1,231,952  Indirect   12.2%
 (3) Director

 All directors        489,929        325,511        815,440  Direct    }20.3%
                    1,302,528                     1,302,528  Indirect

     (1) Shares which could be obtained as a result of exercise of vested options and expiration of deferral periods during the next 60 days.
     (2) Percentages include aggregate direct and indirect shares. An asterisk indicates that beneficial ownership is less than one percent of the class.
     (3) Includes securities owned by Capricorn. See preceding table for relationship of Mr. Winokur to Capricorn.

Have there been any business transactions between any director or officer and the Company during the past year? Mr. Winokur is the President of Winokur Holdings, Inc., which is the managing partner of Capricorn Holdings, G.P., which in turn is the general partner of Capricorn. On January 23, 1997, the Company entered into an agreement with Capricorn. Under the agreement, Capricorn waived its rights to nominate directors of the Company under the Stockholders Agreement and certain class voting rights of the Company's then-outstanding Class C Preferred stock. As consideration, the Company paid Capricorn $1,175,000, and the Company authorized Capricorn to distribute a substantial portion of the shares of common stock and warrants and all of the formerly outstanding shares of Class C Preferred stock, to its several individual investors (the "Investors"). Following the distribution, the Company and the ESOP entered into a series of transactions with the individual Investors, and, during February through April 1997, the Company and the ESOP purchased the distributed securities, which were the equivalent of 2,884,178 shares of common stock in the aggregate, at a price of $19.55 per share. Except for the entities under the control of Mr. Winokur, none of the Investors were affiliates of the Company.

On February 5, 1997, the Company also entered into a consulting agreement with Capricorn Management, G.P., an entity controlled by Mr. Winokur. Under that agreement, the Company paid an aggregate amount of $1,050,000 for consulting services during the period from 1995 through 1997 and for a covenant against competition; the payment was assigned to Capricorn. Capricorn also received a right of first offer under certain circumstances in the event the Company seeks additional growth capital.

Can I suggest an item for inclusion on next year's proxy statement?

An eligible stockholder who wants to have a qualified proposal considered for inclusion in the proxy statement for the 1999 Annual Meeting of Stockholders must notify the Corporate Secretary of the Company, 2000 Edmund Halley Drive, Reston, Virginia 20191-3436. The proposal must be received at the Company's offices no later than January 26, 1999. A stockholder must have been a registered or beneficial owner of at least one percent of the Company's common stock or stock with a market value of $1,000 for at least one year prior to submitting the proposal, and the stockholder must continue to own such stock through the date on which the meeting is held.